Exhibit 4

DESCRIPTION OF REGISTERED SECURITIES

Common Stock

United Bancshares, Inc. (the “Registrant”) is a corporation organized under the laws of the State of Ohio and a financial holding company registered under the Bank Holding Company Act of 1956, as amended. The Registrant’s common shares are registered with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934.

Set forth below is a description of the Registrant’s common shares. This description is qualified in its entirety by reference to the Registrant’s Amended Articles of Incorporation (the “Articles”), its Amended Code of Regulations (the “Code”), and the relevant provisions of Ohio law.

Voting rights

Under the Registrant’s Articles, each shareholder is entitled to one vote for each share of stock standing in the shareholder’s name on the books of the Registrant. The shareholders present in person or by proxy at any meeting shall constitute a quorum unless a larger proportion is required to take an action stated in the notice of the meeting, in which case, to constitute a quorum, there shall be present in person or by proxy the holders of record of shares entitling them to exercise the voting power required by the Articles or applicable law to take the action stated.

Directors are elected by a plurality of the votes cast, which means that the nominees receiving the largest number of votes FOR will be elected. The Articles provide that no shareholder shall have the right to cumulate the shareholder’s voting power in the election of directors.

Preemptive rights

The Ohio General Corporation Law provides that shareholders having preemptive rights shall have the right, during a reasonable time and on reasonable terms fixed by the Directors, to purchase additional shares of the Registrant in connection with any offering of its shares, which rights shall be in proportion to their respective holdings, subject to a limited number of exceptions. Article XI of the Registrant’s Articles provide that shareholders do not possess the preemptive right to subscribe for additional shares of the Registrant if and when offered for sale thereby.

Conversion, redemption and sinking fund rights; shares nonassessable

Upon receipt of consideration by the Registrant as fixed by its Board, each Share issued is then fully paid and nonassessable. There are no conversion terms, sinking fund provisions or redemption rights associated with the Registrant’s Shares. When authorized by the board of directors, without any action or approval of shareholders required, the Registrant may from time repurchase shares of its common stock, either in the open market or in privately negotiated transactions, for such mutually agreed upon terms, prices and conditions as the Directors shall deem appropriate.

Payment of dividends

The holders of the Registrant's Shares, are entitled to the payment of dividends when, as and if the Board may in its discretion periodically declare, which dividends may be paid out of funds legally available for dividends and distributions under applicable laws and regulations.

Special meetings

Special meetings of shareholders may be called in accordance with Registrant’s Code and the Ohio General Corporation Law by any of the following:

●	The chairperson of the Board, the president, or, in case of the president's absence, death, or disability, the vice-president authorized to exercise the authority of the president;
●	The Board by action at a meeting, or a majority of the Directors acting without a meeting; and
●	At least five persons who hold, in the aggregate, 25% of Registrant’s shares outstanding and entitled to vote at the meeting.

Shareholder vote required to approve business combinations with Interested Persons

Article X of the Articles provides that certain business combination and recapitalization transactions between the Registrant and a party that owns, either directly or indirectly, 5% or more of the Registrant’s outstanding common shares require the affirmative vote or consent of the holders of not less than eighty percent (80%) of the voting power of the Registrant.  The foregoing special vote requirements shall not apply to any proposed transaction:

●	where a majority of the outstanding shares of the counterparty’s capital voting stock is owned by the Registrant and/or its subsidiaries; or
●

where the Registrant’s board shall have approved an agreement in principle with such counterparty setting forth the principal terms of such transaction and such transaction is substantially consistent therewith, provided, however, that a majority of the directors voting in favor of such resolution were members of the board prior to the time the counterparty became the beneficial owner of 5% or more of the Registrant’s outstanding common shares.

The provisions contained in Article X of the Articles could have the effect of delaying, deferring or preventing a change in control of the Registrant.

In the absence of the special vote requirement provided under Article X of the Articles, the vote required to approve any business combination transaction requiring shareholder approval is the affirmative vote of the holders of shares entitling them to exercise at least two-thirds of the voting power of the Registrant on such proposal.

Restrictions on Alienation

No restrictions on alienation of the Shares are imposed by the Registrant's Articles or Code.

Amendments to Articles and Code

Under the Ohio General Corporation Law, the shareholders, at a meeting held for that purpose, may adopt any amendment to Registrant’s Articles by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the Registrant on the proposal.

Under the Ohio General Corporation Law, the Code may be amended or repealed by the Registrant’s shareholders at any meeting held for that purpose by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Registrant on the proposal. The Code may also be amended or repealed by the shareholders without a meeting by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal.

Removal of Directors

For corporations that do not grant shareholders the right to vote cumulatively in the election of directors, the Ohio General Corporation Law provides that any director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed.

Dissolution and Liquidation

Under the Registrant’s Articles, the affirmative vote or consent of the holders of not less than 80% of the voting power of the Registrant shall be required for the adoption of any plan for the dissolution of the Registrant if the board shall not have unanimously adopted a resolution recommending such plan to the shareholders for adoption.

If the Board of Directors shall have so recommended to the shareholders such plan for dissolution, the shareholders at a meeting held for such purpose may adopt a resolution of dissolution by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the Registrant on such proposal.

In the event of any liquidation, dissolution or winding up of the Registrant, the remaining assets of the Registrant, after the payment of all debts and necessary expenses, will be distributed among the holders of the Shares pro rata in accordance with their respective holdings.